Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2004	2005	2006	2007		2008
Net income from continuing operations	$529,884	$605,725	$546,738	$617,804		$605,189
Less- Change in accounting principle	—	(22,135)	—	—		—
Less- Minority interest	(4,201)	(3,231)	(27,135)	(27,266)		(28,422)
Add- Taxes based on income	282,558	356,016	283,825	330,141		326,736

Net income before income taxes, change in accounting principle and minority interest	816,643	987,107	857,698	975,211		960,347
Add- fixed charges:
Interest on long term debt	269,868	297,822	345,410	421,406	(1)	440,507	(1)
Estimated interest cost within rental expense	3,185	4,208	4,081	5,020		6,510
Amortization of net debt premium, discount, and expenses	12,983	14,687	15,341	18,638		19,716
Subsidiary preferred stock dividends	11,089	12,745	10,936	10,871		10,357
Adjust preferred stock dividends to pre-tax basis	5,913	7,227	5,565	5,709		5,497

Total fixed charges	303,038	336,689	381,333	461,644		482,587

Less: Adjustment of preferred stock dividends to pre-tax basis	5,913	7,227	5,565	5,709		5,497

Earnings available for fixed charges	$1,113,768	$1,316,569	$1,233,466	$1,431,146		$1,437,437

Ratio of earnings to fixed charges	3.67	3.91	3.23	3.10		2.97

(1) Includes FIN 48 interest expense